NORDSTROM, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83.

This response letter omits confidential information that was delivered separately to the Division of Corporate Finance. The omissions are denoted with three asterisks (***).

June 12, 2013

VIA EDGAR TRANSMISSION (REDACTED)

VIA UPS AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3561

Washington, D.C. 20549

Attn:	Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Nordstrom, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed March 18, 2013
Response Letter Dated May 22, 2013
File No. 001-15059

Dear Ms. Jenkins:

Nordstrom, Inc. (the “Company” or “we”) is responding to the Staff’s response letter dated May 30, 2103 (the “Response Letter”) regarding its Annual Report on Form 10-K for the fiscal year ended February 2, 2013 (the “Filing”).

For your convenience, the numbered paragraph set forth below corresponds to the paragraph of your Response Letter. Your comments are repeated in bold, and our responses in ordinary type follow.

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

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Form 10-K for Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Return on Invested Capital (“ROIC”) (Non-GAAP financial measure), page 26

1.	We note in your response to comment one of our letter dated May 10, 2013 that the “average estimated asset base of capitalized operating leases” (page 26) and “rent expense x 8” (page 31) represent the estimated adjustment to capitalize your operating leases. Please further explain to us why your estimate of the capitalized asset and corresponding liability are not equal to one another in fiscal 2011 and 2012. Also tell us how your methodology for the estimated non-GAAP adjustments to capitalize your operating leases differs from the initial journal entry for a lessee’s accounting for a capital lease in ASC 840-30-55-8.

Response: We reaffirm to the Staff that these two items represent our estimated adjustment to capitalize our operating leases in the computation of ROIC and Adjusted Debt to EBITDAR. The multiple of eight times rent expense is a commonly used method to estimate the capitalized asset and corresponding liability we would record for our leases if they had met the criteria for a capital lease, or if we had purchased the property.

ASC 840-30-55-8 provides an illustration of the journal entries a lessee would record for the first month of a capital lease through disposal of the leased property at the end of the lease term. The initial entry would record an asset for the leased property equal to the lease liability. As illustrated in the table below, our estimated capitalized asset and corresponding lease liability would also be the same for each month. Both the capitalized asset and corresponding liability are derived from the same underlying information – monthly rent expense.

However, the amounts presented for the capitalized asset and corresponding liability differ. Mechanically, the capitalized asset presented in the computation of ROIC is based on the average of the preceding twelve months calculation for “rent expense x 8” (including the beginning of period amount), while the corresponding liability presented in the computation of Adjusted Debt to EBITDAR is based on the period-end amount for “rent expense x 8”. The use of an average twelve months amount in the computation of ROIC as compared to a period end amount in the computation of Adjusted Debt to EBITDAR is attributable to differences in the purpose and nature of the underlying non-GAAP metrics, as follows:

ROIC

ROIC is a commonly used metric that provides additional information regarding the efficiency and effectiveness of the capital we have invested in our business to generate returns. The ROIC ratio reflects a trailing 12-month Net Operating Profit After Tax relative to the Average Invested Capital base for that same period. The amounts presented on page 26 for Average Invested Capital are all average balances of the preceding twelve months amounts, including the average estimated asset base of capitalized operating leases added to average total assets. This methodology appropriately aligns the profits earned (numerator) with the average capital base (denominator) in effect over the period that supported the earnings process.

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Adjusted Debt to EBITDAR

Adjusted Debt to EBITDAR provides additional information about our ability to meet our currently outstanding future obligations, whether from balance sheet debt or operating leases, with the cash flows generated by the business. The ratios presented for Adjusted Debt to EBITDAR on page 31 reflects an estimate of the currently outstanding Adjusted Debt at period-end relative to EBITDAR for the last 12-month period. This methodology appropriately captures only the estimated currently outstanding debt level (numerator) with the earnings and cash flows base (denominator) for the most recent 12 months of our performance.

Estimated Capitalized Asset and Corresponding Liability

At the end of each month, we calculate the trailing 12-months of rent expense multiplied by eight to estimate the period-end amounts for both the capitalized asset for use in the ROIC analysis and the corresponding liability in Adjusted Debt to EBITDAR. However, for the ROIC computation, we use the average capitalized asset over the previous 12 months. To obtain the average over the last 12 months, we include the beginning of period amount which results in totaling the last 13 period-end amounts and dividing by 13. The following table depicts the interrelationship of the trailing 12-months of rent expense multiplied by eight to estimate the capitalized asset for ROIC and the corresponding liability for Adjusted Debt to EBITDAR:

In millions	8x Preceding Twelve Months Rent Expense
Month	2012	2011
1. January (prior fiscal year)	627	500
2. February	***	***
3. March	***	***
4. April	667	525
5. May	***	***
6. June	***	***
7. July	720	549
8. August	***	***
9. September	***	***
10. October	776	585
11. November	***	***
12. December	***	***
13. January	843	627	— Estimated period-end lease liability used in Adjusted Debt to EBITDAR

Total	9,408	7,220
Divided by 13	÷13	÷13

Average	724	555	— Estimated average capitalized asset used in ROIC

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

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Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.

Sincerely,

Nordstrom, Inc.

/s/ Michael G. Koppel

Michael G. Koppel

Executive Vice President and Chief Financial Officer

cc:	D. Wayne Gittinger, Lane Powell PC
John D. Salata, Deloitte & Touche LLP
Robert B. Sari, Nordstrom, Inc., Executive Vice President, General Counsel and Secretary

Confidential Treatment of a portion of this letter requested by Nordstrom, Inc.

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